SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

02 FEB 26 AM 8:07

22 February 2002

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

02015402

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 21 February 2002 as published in the South China Morning Post in Hong Kong on 22 February 2002 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

IK/lc/cw

Encl.

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

dw 2/26

Exemption File No. 82-5006

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

website: http://www.irasia.com/listco/hk/shangrila

ANNOUNCEMENT OF FINANCIAL RESULTS BY SUBSIDIARY - SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA

THIS IS NOT THE ANNOUNCEMENT OF THE FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE FOURTH QUARTER AND FOR THE YEAR ENDED 31 DECEMBER 2001. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA WITH FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN MALAYSIA.

SUMMARY

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA ("SHMB"), a 55.12% subsidiary of SA and a company listed on the Kuala Lumpur Stock Exchange, has announced its audited financial results for the fourth quarter and for the year ended 31 December 2001 in Malaysia on 21 February 2002. The audited financial statements of SHMB have been prepared in accordance with accounting principles and practices generally accepted in Malaysia. The Consolidated Income Statement of SHMB and recommendation on final dividend by the Board of Directors of SHMB are provided below.

SHMB, a subsidiary of SA listed on the Kuala Lumpur Stock Exchange and in which SA has a 55.12% interest, has announced its audited financial results for the fourth quarter and for the year ended 31 December 2001 in Malaysia on 21 February 2002. The Consolidated Income Statement of SHMB and recommendation on final dividend by the Board of Directors of SHMB are provided below:-

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA

CONSOLIDATED INCOME STATEMENT
FOR THE FOURTH QUARTER AND FOR THE YEAR ENDED 31 DECEMBER 2001 – AUDITED

			Individual Quarter		Cumulative Quarter	
			Current Year Quarter 31/12/01 *RM'000*	Preceding Year Corresponding Quarter 31/12/00 *RM'000*	Current Year To Date 31/12/01 *RM'000*	Preceding Year Corresponding Period 31/12/00 *RM'000*
1	a	Revenue	39,365	63,865	217,130	262,075
	b	Investment income	0	7	0	12
	c	Other income including interest income	34	358	742	893
2	a	(Loss)/Profit before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	(1,038)	14,308	38,687	71,495
	b	Finance cost	(89)	(33)	(278)	(1,280)
	c	Depreciation and amortisation	(3,164)	(3,689)	(14,464)	(15,249)
	d	Exceptional items	(36,049)	0	(36,049)	6,264
	e	(Loss)/Profit before income tax, minority interests and extraordinary items	(40,340)	10,586	(12,104)	61,230
	f	Share of profits and losses of associated companies	(1,318)	(932)	(2,244)	(2,975)
	g	(Loss)/Profit before income tax, minority interests and extraordinary items after share of profits and losses of associated companies	(41,658)	9,654	(14,348)	58,255
	h	Income tax	(549)	(4,746)	(7,195)	(17,264)
	i	(i) (Loss)/Profit after income tax before deducting minority interests	(42,207)	4,908	(21,543)	40,991
		(ii) Less minority interests	109	(207)	(276)	(1,075)
	j	Pre-acquisition profit/(loss) if applicable	0	0	0	0
	k	Net (loss)/profit from ordinary activities attributable to members of Shangri-La Hotels (Malaysia) Berhad	(42,098)	4,701	(21,819)	39,916
	l	(i) Extraordinary items	0	0	0	0
		(ii) Less minority interests	0	0	0	0
		(iii) Extraordinary items attributable to members of Shangri-La Hotels (Malaysia) Berhad	0	0	0	0
	m	Net (loss)/profit attributable to members of Shangri-La Hotels (Malaysia) Berhad	(42,098)	4,701	(21,819)	39,916
3		Earnings per share based on 2(m) above after deducting any provision for the preference dividends, if any:-				
		Basic (based on 440 million ordinary shares) (sen)	(9.57)	1.07	(4.96)	9.07

Note:

Exceptional Items

The exceptional item relates to a provision of RM36.049 million for the diminution in value of the SHMB group's investments in Myanmar and represents a charge to the Income Statement of the SHMB group for the year ended 31 December 2001.

RECOMMENDATION ON FINAL DIVIDEND BY THE BOARD OF SHMB

The Board of Directors of SHMB has recommended a final dividend of 3.0 sen or 3.0% per share less tax of 28% for the year ended 31 December 2001 (2000: 4.0% comprising 2.5 sen or 2.5% less tax at 28% and 1.5 sen or 1.5% tax exempt). If approved by shareholders of SHMB at the forthcoming Annual General Meeting to be held on Wednesday, 15 May 2002, the final dividend will be paid to the shareholders of SHMB on Thursday, 6 June 2002.

Together with the interim dividend of 3.0 sen or 3.0% per share less tax at 28% paid to the shareholders of SHMB on 8 October 2001, the dividend for the financial year ended 31 December 2001 including the final dividend will total 6.0 sen or 6.0% per share less tax of 28% amounting to RM19.008 million (2000: 7.5% comprising 6.0 sen or 6.0% per share less tax of 28% and 1.5 sen or 1.5% tax exempt totalling RM25.608 million).

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE FINANCIAL RESULTS AND DIVIDEND RECOMMENDED PERTAIN ONLY TO SHMB, A 55.12% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

THE EXCEPTIONAL ITEM OF SHMB DOES NOT HAVE ANY IMPACT ON THE RESULTS OF SA FOR THE YEAR ENDED 31 DECEMBER 2001 AS SA HAD ACCOUNTED FOR THE DIMINUTION IN VALUE OF THE SHMB GROUP'S INVESTMENTS IN MYANMAR WHEN IT ACQUIRED ITS EQUITY INTEREST IN SHMB IN LATE 1999.

SUBJECT TO THE ABOVE, SA WILL ACCOUNT FOR ITS SHARE (I.E. 55.12%) IN THE FINANCIAL RESULTS OF SHMB IN ITS FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2001.

By Order of the Board
Shangri-La Asia Limited
Ye Longfei
Chairman

Hong Kong, 21 February 2002

SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

02 FEB 26 AM 8:07

22 February 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, DC 20549
U.S.A.

BY AIRMAIL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of the press release issued by our Company on 21 February 2002 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

Encl.

c.c. Clifford Chance
- Mr. Jeff Maddox / Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

Exemption File No. 82-5006

SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

Press Release

Shangri-La Asia Limited
HK$3,000 million Unsecured Revolving / Term Loan Facility

(Hong Kong, 21 Feb 2002) Shangri-La Asia Limited (stock no. 69) has mandated Bank of China (Hong Kong) Limited, BNP Paribas Hong Kong Branch, China Construction Bank, Hong Kong Branch, Commerz (East Asia) Limited, The Development Bank of Singapore Ltd, The Hongkong and Shanghai Banking Corporation Limited, Mizuho Financial Group (Fuji), Standard Chartered Bank and Sumitomo Mitsui Banking Corporation to be the Coordinating Arrangers for arranging a HK$3,000 Million 5-Year Unsecured Revolving/Term Loan Facility (the "Facility"). The 9 Coordinating Arrangers offered a total underwriting commitment of HK$5,400 Million, which represents a 80% oversubscription from the original amount of HK$3,000 Million. The underwriting commitments have been scaled back to HK$3,000 Million. The proceeds of the Facility will be used for refinancing a syndicated loan due in August 2002 and for general working capital purposes.

The Coordinating Arrangers have launched general syndication on 20 February 2002.

Mr. Ye Longfei, Chairman of Shangri-La Asia Limited, said: "We are delighted that so many leading financial institutions have responded enthusiastically to this Facility, which demonstrates our strong reputation and the confidence of the banking industry in Shangri-La Asia. We wish to thank all the Coordinating Arrangers for their strong support of this facility, and we look forward to concluding this transaction in early March."

The summary terms and conditions of the Facility are as follows :

Borrower	:	Shangri-La Asia Treasury Limited
Guarantor	:	Shangri-La Asia Limited
Facility Type	:	Unsecured Revolving Loan for 3 years; thereafter converted into Unsecured Term Loan
Loan Amount	:	HK$3,000 Million
Term	:	5 years
Repayment	:	Bullet
Interest rate	:	0.41% per annum over 1, 2, 3 or 6-month Hibor
Coordinating Arrangers	:	Bank of China (Hong Kong) Limited (publicity) BNP Paribas Hong Kong Branch (books) China Construction Bank, Hong Kong Branch (agent & documentation) Commerz (East Asia) Limited (books) The Development Bank of Singapore Ltd (books) The Hongkong and Shanghai Banking Corporation Limited (books) Mizuho Financial Group (Fuji) Standard Chartered Bank (books) Sumitomo Mitsui Banking Corporation (signing)

For enquiries, please contact :

Mr. Madhu Rao, Chief Financial Officer, Shangri-La Asia Limited (Tel: 2599-3507)
Mr. Alfred Wu, Treasurer, Shangri-La Asia Limited (Tel: 2820-0588)